FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of March 2004

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 -                         .
                               ------------------------

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

         This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine government since early 2002; and the impact of rate changes and competition on the Company's future financial performance. Forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the long-term impact of significant changes regarding the role of the government in the economy. Changes in laws and economic and business conditions in Argentina since 2001 have been extensive and rapid. It is difficult to predict the impact of these changes on the Company's future financial condition. Other factors may include, but are not limited to, the implications of the recession that affected Argentina from 1998 through 2002, a potential increase in inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Recent Developments

         Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars.

         During 2001 and 2002, Argentina went through a period of great political, economic and social instability, leading to the early resignation of President de la Rua, the default on part of Argentina's sovereign debt and the devaluation of the Argentine peso in January 2002, after more than 10 years of parity with the U.S. dollar. Following the election of Eduardo Duhalde as President in 2002, the Argentine government undertook a number of far-reaching initiatives affecting Argentina's economy in general and its financial system in particular. These measures radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina, for all sectors of activity. The impact of these measures on the Argentine economy was significant in 2002 and remains uncertain in the long run.

         Even though the Duhalde administration succeeded in stabilizing the main macroeconomic variables in the second half of 2002, it would still be premature to conclude that Argentina's economic crisis has ended. Therefore the current growth and partial stabilization may not be sustainable. Moreover, the economic policy of the government has consisted mainly of administering the crisis through monetary and fiscal policies, and has not included structural reforms considered necessary to support long-term economic growth. Lastly, while in September 2003 the government made public announcements regarding possible terms for a restructuring of its foreign debt with private creditors, the final terms of the restructuring and the timing of such restructuring remain uncertain.

         The current President, Mr. Nestor Kirchner, while highly critical of certain policies followed in the 1990s, to which he attributes in part the crisis that has affected Argentina since 2001, has not yet unveiled a comprehensive economic program. If the Kirchner administration is not capable of implementing economic policies needed to turn the economic growth Argentina experienced in the last three quarters of 2002 and in 2003 into sustainable development in the long run, there is considerable risk that political and economic instability will increase. This would likely have a negative impact on the Argentine economy and on the financial system. In addition, the economy may suffer additional shocks, especially if political pressure in Argentina inhibits the implementation of economic policies designed to generate growth and enhance consumer and investor confidence.

         On December 23, 2001, Argentina declared the suspension of payments on its sovereign debt, except for debt owed to multilateral credit agencies. Although Argentina did not default on its debt with multilaterals, during most of 2002 and the first eight months of 2003 it had numerous rounds of negotiations with the International Monetary Fund (the "IMF") regarding Argentina's economic program and the medium-term refinancing of its debt with the IMF.

         Negotiations with the IMF with regard to a long-term agreement failed to produce consensus with respect to certain key issues, including the increase in the tariffs charged by the utilities, which remain fixed in pesos at pre-devaluation levels, and ensuring a medium-term primary surplus in the public sector accounts that in the IMF's view would be necessary to support Argentina's medium- and long-term debt repayment capacity. Despite these disagreements, in September 2003, the Argentine government reached an agreement with the IMF providing for a three-year rollover of its obligations to the IMF. For 2004, the agreement specifies a surplus of 3% of GDP and several other qualitative targets. No primary surplus targets have been set for 2005 and 2006.

         In spite of the agreement reached with the IMF in September 2003, discussions with the IMF have continued, with emphasis being placed on the terms of the restructuring of Argentina's approximately $100 billion of defaulted debt with private creditors. Argentina's access to the voluntary international credit market is generally viewed as dependent on the satisfactory resolution of this restructuring.

         Uncertainties regarding the government's debt restructuring and the adoption of certain measures affecting key sectors of the economy such as the utilities and the financial system have a significant impact on the private sector's long-term ability to grow and invest. If the inability of the Argentine government and the private sector to complete the restructuring of outstanding claims and access foreign financing continues, the fiscal situation of the country could be severely affected, undermining the ability of the government to implement adequate economic policies (including structural reforms) and that of the private sector to reinitiate an investment cycle. The consolidation of a growth cycle in the medium term depends on all these factors. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely negatively and materially impact the different entities operating in Argentina, including the Company.

         Our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected by the Argentine economic crisis and many of the measures taken by the Argentine government. The economic and financial crisis affecting Argentina has:

         o resulted in a net loss of subscribers, totaling approximately 320,000 over the two-year period ended December 31, 2003, although we experienced some recovery during the third and fourth quarters of 2003, with a net addition of approximately 32,000 subscribers during the year ended December 31, 2003;

         o eliminated practically all of our sources of liquidity, resulting in our inability to refinance debt that matured in 2002 and 2003, and is scheduled to mature in 2004;

         o caused us to default in the payment of principal and interest due on our 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125%
              Series E Notes due 2009, 10 1/2% Series C Notes due 2018, Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt," and together with the Existing Notes, the "Existing Debt");

         o given rise to a significant decline in the value of our assets and anticipated revenues; and

         o raised substantial doubts on the part of our independent auditor as to our ability to continue as a going concern.

Continuation of Operations

         In the context of Argentina's severe economic recession, Multicanal continues to devote its resources and revenues to ensure the continuity of its operations and has focused its efforts on the restructuring of its financial debt, including all of its outstanding notes. The Company's restructuring proposal, to be implemented by means of an "acuerdo preventivo extrajudicial" ("APE"), comprises three options, a cash option, a ten year par bond option and a combined option (including a seven year discount bond and common stock), each subject to a ceiling. The Company's proposal was submitted to a bondholders' meeting on December 10, 2003. The support obtained at that meeting added to the support provided by Commercial bank creditors allowed the Company to announce on December 13, 2003 that the requisite majority of creditors had consented to the restructuring set forth in the APE. On December 16, 2004 the Company filed the complete APE with Commercial Court No. 4 of Buenos Aires (the "Buenos Aires Court") seeking judicial confirmation. On December 17, 2003 the Buenos Aires Court considered that the filing met all of the formal requirements for confirmation and ordered the Company to publish the statutory notices regarding creditor objectives. Following publication by Multicanal of statutory notices, creditors could file objections to the confirmation of the APE until February 13, 2004. Four objections (and two affidavits) were filed, including an objection by State Street Bank, an affiliate of WR Huff ("Huff"). Multicanal filed responses to each of the objections filed and the matter is now pending before the Buenos Aires Court.

         Huff brought action in New York State courts on December 19, 2003 seeking, among other things, to prevent the continuation of the APE proceedings in Argentina. On January 16, 2004, the Company filed a petition under Section 304 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the "US Bankruptcy Court"), seeking to ensure the validity of its APE proceedings and that the outcome of such proceedings will be respected in the United States. On January 28, 2004, affiliates of the U.S.-based investment group known as Huff and a certain Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of debt securities issued by Multicanal, sought to initiate a proceeding under Chapter 11 of the U.S. Bankruptcy Code in the US Bankruptcy Court.

         On January 30, 2004, the US Bankruptcy Court entered an order allowing
(a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law; (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE and its APE proceedings, to the fullest extent permitted under Argentine law; and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal's APE or its APE proceedings to the fullest extent permitted under Argentine law.

         The order of the US Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE proceedings. This order makes clear that any person's or party's participation in the APE or the APE proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the U.S. Bankruptcy Code.

         Although the restructuring pursuant to the APE described above contemplates a reduction of our debt, as of March 8, 2004, the date of our auditor's report, the success of the restructuring is still unknown. If the restructuring is not successful, we will likely commence voluntary insolvency proceedings (concurso preventivo).

         We have been informed that as of March 9, 2004, at least 35 involuntary bankruptcy (quiebra) petitions have been filed against us. Of those 35 petitions, we have been served with process on 34, 31 have been dismissed by the court, the decision of the court of first instance has become final and non-appealable in two as a result of the plaintiffs' failure to file an appeal within the prescribed time period, and one has been stayed by the court. The final outcome of these petitions, together with the economic conditions in Argentina and their impact on our financial condition, and the possibility that our APE may not be confirmed, may cause us to commence a voluntary insolvency proceeding (concurso preventivo). The filing of a voluntary insolvency proceeding (concurso preventivo) may result in a partial or total loss of an investment in our Existing Debt.

Ability to Operate as a Going Concern

         In their report accompanying the Company's consolidated financial statements for the year ended December 31, 2003, our independent auditor has noted that although the Company has prepared such financial statements following accounting principles applicable to a going concern, the uncertainty related to the outcome of the restructuring process creates substantial doubt as to the ability of the Company to continue to operate as a going concern.

Overview

         Set forth below is a discussion and analysis of our results of operations for the years ended December 31, 2003 and 2002. The financial information included in the discussion below as at December 31, 2003 and 2002 and for year ended December 31, 2003 is derived from our consolidated financial statements. The information in this section should be read together with the consolidated financial statements and the related notes included elsewhere in this report. Our consolidated financial statements were prepared in accordance with Argentine generally accepted accounting principles ("GAAP"), which differ from U.S. GAAP.

Changes in Argentine GAAP

         The Professional Council on Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved Technical Pronouncements Nos. 16 "Conceptual framework of the professional accounting standards"; N(degree) 17 "Professional accounting standards: development of matters of general application", N(degree) 18 "Professional accounting standards: development of certain matters of specific application", N(degree) 19 "Changes to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", and No. 20 "Financial derivatives and hedging operations" through Resolutions CD 238/01 (dated October 17, 2001), CD 243/01 (dated October 30, 2001), CD 261/01 (dated November 28, 2001), CD 262/01 (dated November 28, 2001) and CD 187/02 (dated October 30, 2002), respectively. These technical pronouncements and amendments are applicable to fiscal years of the Company commencing on or after January 1, 2003. Furthermore, the Comision Nacional de Valores or National Securities Commission ("CNV") has endorsed the aforementioned technical pronouncements with respect to companies subject to its jurisdiction, including Multicanal, incorporating certain amendments, establishing that they are applicable to fiscal years commencing on or after January 1, 2003. The main amendments to Argentine GAAP resulting from the adoption of these technical pronouncements are as follows:

         o Adoption of stricter guidelines to determine the recoverable value of assets.

         o Changes in the method for translation of financial statements of foreign subsidiaries stated in foreign currencies.

         o Mandatory application of the deferred tax method. Under this method, deferred tax assets or liabilities are recognized with the corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each period-end.

         o Adding disclosure to the financial statements, including earnings per share and the presentation of comparative information.

         o    No amortization of goodwill having unspecified useful life.

         o Establishment of guidelines for the recognition and measurement of labor costs.

         Pursuant to these technical pronouncements, there are certain transitional rules that enable, and in certain cases require, prospective application of valuation and disclosure criteria contained in those rules. The transitional rules applied by the Company, which affect the comparability of the financial statements, are as follows:

         o No adjustments were made to the initial balances under the new guidelines established to determine the recoverable value of assets.

         o The Company's balances of intangible assets and goodwill as of December 31, 2002 having unspecified useful lives were not corrected and were not amortized.

         o As from January 1, 2003, we have applied the new methods for translation of financial statements of foreign subsidiaries stated in foreign currencies.

Volatility of the Peso

         The decision to float the peso on January 7, 2002 and the devaluation of the peso that followed, mainly during the first half of 2002, resulted in an increase in the nominal exchange rate of the U.S. dollar versus the peso during 2002, reaching its high point of Ps. 3.90 per U.S. dollar on June 25, 2002. At December 30, 2003, the peso/dollar sell rate quoted by Banco de la Nacion Argentina was Ps. 2.935 to U.S.$ 1.00.

         Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, the depreciation has had a negative impact on the ability of Argentine businesses to honor foreign currency denominated debt, has strongly reduced real wages and has had a negative impact on businesses whose activity is dependent on domestic market demand, such as utilities and the financial industry. Consequently, the devaluation has adversely affected the government's tax revenues (measured in dollars) and therefore its ability to honor its foreign debt obligations.

         An excessive appreciation of the peso would also have negative effects for the Argentine economy, reducing the competitiveness of exporters. Significant fluctuations in the value of the peso can be expected to have significant adverse effects on the Argentine economy and on our financial condition and results of operations. Given the continuing economic crisis in Argentina and the prevailing economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect us.

         Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 2.885 per U.S.$
1.00 in the case of assets and Ps. 2.935 per U.S.$ 1.00 in the case of liabilities, the buy/sell exchange rates reported by Banco de la Nacion Argentina on December 30, 2003.

Inflation Accounting

         Effective September 1, 1995, Argentine regulations applicable to us required us to discontinue restating our financial statements to recognize changes in the purchasing power of the peso. Prior to March 6, 2002, accounting principles did not differ from applicable regulations provided that the annual change in the WPI did not exceed 8% per annum. During the years ended December 31, 1999, 2000 and 2001 the WPI increased by 1.2%, increased by 2.5% and decreased by 5.6%, respectively. Beginning in January 2002, the inflation rate in Argentina began to increase significantly.

         To counter both the high inflation rates brought about by the end of the convertibility monetary system in Argentina at the beginning of 2002 and the distortion this caused in Argentine companies' financial statements, the Argentine government issued Decree N(degree) 1269/02 on July 17, 2002. This decree provides for the reestablishment of the restatement of financial information to account for inflation and instructed the CNV to issue specific regulations regarding its application to companies such as us subject to the CNV's jurisdiction. Consequently, on July 25, 2002, the CNV issued Resolution 415/2002, providing that financial statements filed subsequent to the date of the Resolution be restated to recognize changes in the purchasing power of the peso, starting January 1, 2002. On March 25, 2003 the Argentine government issued Decree N(degree) 664/03 providing that financial statements for periods ending on a date subsequent to the date of that Decree be expressed in nominal currency. Consequently, the CNV issued Resolution N(degree) 441/03 providing for the elimination of inflation adjustment for all financial statements, effective March 1, 2003. On October 10, 2003, the CPCECABA issued Resolution MD N(degree) 041/2003 eliminating the inflation adjustment for all financial statements, as from October 1, 2003. Accordingly, the Company's results for any period prior to March 1, 2003 have been restated as follows:

         o results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, from the month in which the transaction took place.

         o results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

         Financial results have been valued net of general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed as "Results of exposure to inflation". The income statement for the year ended December 31, 2003 reflects the effects of inflation on the Company's net holdings of monetary assets and liabilities during January and February 2003. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include peso-denominated accounts receivable, accounts payable and cash. The restatement of the income statement to reflect wholesale price level changes merely reflects the effects of inflation, and does not imply either a generation or use of funds.

         Additionally, amounts for the year ended December 31, 2002, presented herein for comparative purposes, are presented in constant pesos of February 28, 2003 using a conversion factor equal to 1.0074, which represents the inflation index rate (based on wholesale prices) for the two-month period ended February 28, 2003. As described above, inflation adjustment was discontinued as of March 1, 2003. This criterion is not in line with prevailing professional accounting standards, under which financial statement are to be restated until September 30, 2003. Had the provisions of those standards been applied, the Company's shareholders equity and results for the year would have decreased by Ps. 35 and Ps. 32 million, respectively.

Subscribers

         The following table sets forth selected information relating to Multicanal within each of the areas in which we operated as of December 31, 2003 based on Multicanal's internally generated market information:

                     Cities of
                       Buenos
                     Aires, La     Atlantic
                     Plata and    Coast and                 Total
                      Greater      Central                Argentine                            Total          Total
                    Buenos Aires  Argentina     Litoral    Regions    Paraguay    Uruguay   International   Multicanal
                    ---------------------------------------------------------------------------------------------------
Multicanal Homes
Passed               2,953,641    1,065,856     426,595   4,446,092    327,300    520,000     847,300      5,293,392
Multicanal
Subscribers            455,573      283,222     124,165     862,960     40,411     78,143     118,554        981,514
Multicanal
Penetration              15.4%        26.6%       29.1%       19.4%      12.3%      15.0%       14.0%          18.5%

         Multicanal's churn rate for 2003 was 20.5% as compared to 43.8% for 2002. The annualized churn rate for the three-month period ended December 31, 2003 was 17.4% as compared to 41.4% for the three-month period ended December 30, 2002. The decrease in the churn rate is primarily due to the stability of the Argentine economy during the year ended December 31, 2003, resulting in a lower loss of subscribers and disconnections. Multicanal's churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. We experienced a net loss of subscribers, totaling approximately 320,000 over the two-year period ended December 31, 2003, although we experienced some recovery during the third and the fourth quarters of 2003, with a net addition of approximately 32,000 subscribers during 2003.

         Our EBITDA for the year ended December 31, 2003 was Ps. 168.0 million, a 17.1% increase compared to our EBITDA of Ps. 143.5 million for the year ended December 31, 2002. Our bank and financial debt, including accrued interest and seller debt, outstanding at December 31, 2003 totaled Ps. 1,972.3 million (consisting of U.S.$ 647.1 million and Ps. 73.1 million), compared to Ps. 2,048.3 million (consisting of U.S.$ 583.7 million and Ps. 66.5 million) at December 31, 2002.

Year ended December 31, 2003 and 2002

         Net Revenues. Net revenues were Ps. 507.5 million for the year ended December 31, 2003. This figure represents a decrease of 12.8% compared to net revenues of Ps. 582.1 million for the year ended December 31, 2002. The decrease in net revenues in this period as compared to the year ended December 31, 2002 is attributable to our inability to increase the basic fees for our services at a rate equal to or greater than the general rate of inflation (between January 1, 2002 and December 31, 2003 we increased prices approximately 54%, compared with an increase in the WPI in the same period of 122.2%), the lower number of average subscribers in 2003 compared to 2002, and a reduction in advertising sales. This decrease in net revenues was partially offset by an increase in other sales, as well as a decrease of charges for the allowance for doubtful accounts.

         Our revenues are presented net of charges for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps. 245.0 million for the year ended December 31, 2003. This figure represents a decrease of 21.5% over our direct operating expenses of Ps. 312.2 million in the year ended December 31, 2002, which is mainly attributable to a decrease in charges for programming rights, payroll and social security, printing and distribution of magazines, taxes, rates and contributions, rentals and sundry.

         Direct operating expenses consist principally of:

         o    signal delivery fees paid to programming suppliers,

         o wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections, and

         o to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for Multicanal's monthly publication.

         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 94.5 million in the year ended December 31, 2003. This figure represents a decrease of 25.3% from Ps.
126.5 million in the year ended December 31, 2002, which is attributable principally to a decrease in charges for payroll and social security, sales commissions, taxes, rates and contributions, fees and compensation for services, publicity and advertising, sundry, building expenses, and employee dismissals.

         Our selling, general, administrative and marketing expenses consist of:

         o    professional fees,

         o    wages and benefits of non-technical employees,

         o    sales commissions,

         o    advertising,

         o    insurance,

         o    rental of office space,

         o    other office related expenses, and

         o various direct taxes previously charged directly to our gross revenues.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps. 150.1 million in the year ended December 31, 2003. This figure represents a decrease of 51.4% compared to depreciation and amortization expenses of Ps. 309.1 million in the year ended December 31, 2002. This decrease in the Company's depreciation and amortization expenses was mainly due to the discontinuance of the amortization of goodwill according to the application of the new accounting rules issued by the CPCECABA through Resolutions N(degree) 17, 18, 19 and 20. During the year ended December 31, 2003, the Company has not recorded any impairment charge according to the new accounting rules that require that the Company test long-lived assets for impairment whenever indicators of impairment exist.

         Financial (Income) Expenses and Holding Gains Net. Our net financial gains were Ps. 26.1 million in the year ended December 31, 2003, compared with financial expenses and holding losses, net, of Ps. 475.0 million in the year ended December 31, 2002. The net financial gains for the year ended December 31, 2003 are attributable principally to the impact of the appreciation of the peso in relation to the U.S. dollar on the Company's U.S. dollar-denominated debt (Ps. 275.5 million), compared to a loss of Ps. 860.4 million due to the effect of the devaluation of the peso in the year ended December 31, 2002. Net losses resulting from the impact of inflation on our monetary assets and liabilities during the year ended December 31, 2003 were Ps. 1.4 million.

         Other Non-Operating Income (Expenses), Net. Other non-operating income net, was Ps. 4.0 million in the year ended December 31, 2003, compared to other non-operating expenses, net, of Ps. 311.8 million in the year ended December 31, 2002. Other non-operating income, net, for 2003 compared to other non-operating expenses for 2002, is attributable mainly to the fact that the year ended December 31, 2003 the Company did not record any impairment charges, while for the year ended December 31, 2002 the Company recorded impairment charges of Ps.
315.0 million, and to lower provisions for recovery of investments for the year ended December 31, 2003.

         Income Taxes and/or Tax on Minimum Notional Income. We recorded a gain in income taxes during the year ended December 31, 2003 of Ps. 8.1 million compared to a gain of Ps. 246.9 million during the year ended December 31, 2002. The gain recorded during the year ended December 31, 2003 is mainly due to the decrease in the deferred tax allowance net of the income tax charge resulting from the gain of the year. The gain recorded in 2002 reflects mainly a tax loss carry-forward generated by the impact of the devaluation on the Company's U.S. dollar-denominated debt. Such tax loss carry-forward was recorded during the year ended December 31, 2002 according to the deferred income tax method, and is expected to be recovered in the future based upon the Company's projections. Additionally, in October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment and as a result, the Company was exempted from the tax on minimum notional income for fiscal year 2001 and future years. That exemption as originally contemplated in the competitiveness law expired on March 31, 2003. In our case, this will result in the reimposition of the minimum notional income tax.

         Net Gain/Loss. We recorded a net gain of Ps. 61.6 million for the year ended December 31, 2003, as compared to a net loss of Ps. 689.9 million for the year ended December 31, 2002, as a result of the factors described above.

         EBITDA. Our EBITDA in the year ended December 31, 2003 was Ps. 168.0 million. This figure represents an increase of 17.1% compared to our EBITDA of Ps. 143.5 million in the year ended December 31, 2002. Our EBITDA margin (EBITDA/net revenues) increased to 33.1% compared to 24.6%, due primarily to a decrease in costs at a faster pace than the reduction of revenues.


Liquidity and Capital Resources

         We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

         o    equity contributions from our shareholders;

         o    borrowings under bank facilities or debt security issuances;

         o    cash flow from operations; and

         o    financing by sellers of cable systems we acquire.

         The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and 2003, and are coming due in 2004. As a result, we have defaulted on all payments on our Existing Notes that have come due, and all principal payments and a substantial portion of our interest payments on our Bank Loans since February 2002. Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations.

         As of December 31, 2003, we had a shortfall in consolidated working capital amounting to Ps. 1,781.1 million. The Company's accumulated losses have exceeded 50% of its capital and 100% of its reserves. Although section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations, by means of Decree No. 1293/03 the government suspended enforcement of this regulation until December 10, 2004.

         At December 31, 2003, the Company's cash position (including short term investments) totaled Ps. 187.9 million (U.S.$ 65.1 million). During the year 2003 the Company applied cash flows from operating activities to ensure the continuity of its operations. The Company estimates its expenses related to the restructuring of its Existing Debt, excluding expenses incurred in the Section 304 petition and as a result of the Huff litigation, at approximately U.S.$ 11.0 million. The Company would also need to use approximately U.S.$24.3 million of the cash currently available to it to pay the purchase price in the Cash Option Solicitation, as defined in the Consolidated Financial Statements for the year ended December 31, 2003. The Company cannot provide any assurance that it will generate sufficient cash flows from operations to sufficiently increase its cash on hand to pay the expenses relating to the restructuring of its Existing Debt when such expenses become due and to maintain sufficient liquidity to conduct its operations.

  Condensed from the original prepared in Spanish for publication in Argentina

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MULTICANAL S.A.


CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Report of independent auditors .......................................       F-2
Consolidated balance sheets...........................................       F-4
Consolidated statement of operations..................................       F-5
Consolidated statement of changes in shareholders' equity.............       F-6
Consolidated statement of cash flows..................................       F-7
Notes to the consolidated financial statements........................       F-8
Exhibit...............................................................      F-35

REPORT OF INDEPENDENT AUDITORS ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. We have audited the accompanying condensed consolidated balance sheet of Multicanal S.A. and its subsidiaries at December 31, 2003 and 2002 and the related condensed consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the two years in the period ended December 31, 2003. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these condensed consolidated financial statements based on our audits.

2. We conducted our audits of the condensed consolidated financial statements in accordance with Argentine auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. As indicated in Note 2.2., as from January 1, 2003 the Company has applied new accounting valuation and disclosure standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, which require adjustments to prior years' results, and reclassifications and adjustments to the comparative information. Furthermore, there are certain transitional rules that enable and in certain cases require the prospective application of valuation and disclosure criteria incorporated in the new accounting standards, which affect comparability of the financial statements, as indicated in the mentioned note.

4. The Company has prepared the financial statements applying restatement criteria established by the National Securities Commission which, as explained in Note 2.3., differ in certain aspects from the accounting standards in effect in the Autonomous City of Buenos Aires as regards recognition of the effects of inflation on the financial statements.

5. Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed consolidated financial statements.

6. As explained in Notes 7 and 13, the Company failed to make scheduled payments on certain of its Negotiable Obligations and was notified of the filing of various petitions for bankruptcy against it, which were rejected, except for one that is in suspense. On December 17, 2003, it was considered that the requirements for the order for relief of an acuerdo preventivo extrajudicial (the "APE") had been met. Subsequently, the Company has answered the opposition filed by creditors and the records of the case have been submitted to the consideration of the court. The Company believes that if this process is unsuccessful, it will in all probability have to file for a voluntary insolvency proceeding. The Company has prepared the accompanying condensed consolidated financial statements applying accounting principles applicable to a going concern. Consequently, these financial statements do not include the effects of potential adjustments and reclassifications that might be required if the Company is not able to continue as a going concern and is forced to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than through the normal course of business.

7. We are not in a condition to foresee if the assumptions used by Management to prepare their projections will take place in the future and as a result, if the recoverable value of the net asset of deferred taxes will exceed its corresponding net book value.

8. Our report dated March 10, 2003 on the financial statements of Multicanal S.A. at December 31, 2002 included a qualifying statement on the recoverability of intangible assets and goodwill. As set out in Note 2.2., the Technical Pronouncements approved by the National Securities Commission establish that, for comparison with recovery values, undiscounted cash flow projections must be used and on the basis of this new comparison, the uncertainty created at that time is eliminated. Therefore, our opinion on the financial statements at December 31, 2002 differs from the one originally given.

9. In our opinion, except for the departure of generally accepted accounting standards mentioned in paragraph 4. and 5. and subject to the effect on the financial statements of the adjustments and reclassifications, if any, that might result from the situations described in paragraphs 6. and 7., the condensed consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Multicanal S.A. and its subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Autonomous City of Buenos Aires. Those standards have been applied consistently with those of the previous year, except for the application of the transition standards indicated in point 3.

10. The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in the Autonomous City of Buenos Aires, which differ from the accounting principles generally accepted in other countries, including the United States of America.




Buenos Aires, Argentina                       PRICE WATERHOUSE & CO.
 March 8, 2004
                                              by/s/Alberto E. Fandino (Partner)
                                              ----------------------------------
                                              Alberto E. Fandino

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                           CONSOLIDATED BALANCE SHEET
                         (At December 31, 2003 and 2002)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

                                                                                             December 31,
                                                                              -------------------- -----------------------
                                                                                     2003                   2002
                                                                              --------------------------------------------
                                                                                                 $
                                                                              --------------------------------------------
                                 ASSETS
CURRENT ASSETS
Cash and banks...........................................................            187,475,744           105,568,370
Short-term investments (Note 3 (a)) .....................................                450,952             1,455,602
Trade receivables (Note 3 (b))...........................................             15,527,882            25,093,209
Receivables from related parties.........................................             12,016,311            12,852,899
Other (Note 3 (c)).......................................................             46,926,992            38,326,935
                                                                              -------------------- -----------------------
         Total current assets............................................            262,397,881           183,297,015
                                                                              -------------------- -----------------------
NON-CURRENT ASSETS
Long-term investments (Note 3 (e)).......................................             11,996,007             7,306,722
Property and equipment, net (Note 4).....................................            495,848,975           624,697,897
Intangible assets (Note 5)...............................................             35,083,550            37,062,655
Goodwill (Note 3(f)).....................................................          1,172,682,439         1,173,368,404
Other (Note 3 (d)).......................................................            379,349,295           367,574,507
                                                                              -------------------- -----------------------
         Total non-current assets........................................          2,094,960,266         2,210,010,185
                                                                              -------------------- -----------------------
         Total assets ...................................................          2,357,358,147         2,393,307,200
                                                                              ==================== =======================
                                LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................             96,041,540           110,728,614
Short-term bank and financial debt (Notes 3 (g) and 7)...................          1,963,820,070         2,035,914,887
Acquisition related debt ................................................              8,158,497             8,804,594
Taxes payable............................................................             16,878,902            15,729,716
Debt with related parties................................................                 20,458             1,028,432
Payroll and social security..............................................             11,643,677             9,886,784
Other (Note 3 (h)).......................................................              7,342,309            13,191,225
                                                                              -------------------- -----------------------
         Total current liabilities.......................................          2,103,905,453         2,195,284,252
                                                                              -------------------- -----------------------
NON-CURRENT LIABILITIES
Taxes payable............................................................                684,715             2,304,041
Acquisition related debt ................................................                100,633             3,349,215
Long-term bank and financial debt........................................                239,753               239,748
Other (Note 3 (i)).......................................................             15,133,341            19,722,435
Provision for lawsuits and contingencies (Note 6 (c))....................             19,831,019            18,495,701
                                                                              -------------------- -----------------------
         Total non-current liabilities...................................             35,989,461            44,111,140
                                                                              -------------------- -----------------------
         Total liabilities...............................................          2,139,894,914         2,239,395,392
                                                                              -------------------- -----------------------
TEMPORARY TRANSLATION DIFFERENCES                                                      3,330,360                     -
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..........................             31,476,831            32,807,213
SHAREHOLDERS' EQUITY (as per related statement)..........................            182,656,042           121,104,595
                                                                              -------------------- -----------------------
         Total liabilities, Temporary translation differences, Minority
         interest in consolidated subsidiaries and shareholders' equity..          2,357,358,147         2,393,307,200
                                                                              ==================== =======================

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                (For the years ended December 31, 2003 and 2002)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

                                                                                           December 31,
                                                                            --------------------------------------------
                                                                                    2003                   2002
                                                                            --------------------------------------------
                                                                                                  $
                                                                            --------------------------------------------
Net revenues (Note 3 (j) ).............................................         507,498,473              582,120,864
Operating costs
  Direct operating expenses (Exhibit)..................................        (245,004,104)            (312,181,488)
  General and administrative expenses (Exhibit)........................         (59,105,012)             (84,664,191)
  Selling and marketing expenses (Exhibit).............................         (35,377,838)             (41,813,366)
  Depreciation and amortization........................................        (150,085,893)            (309,128,310)
                                                                            ---------------------- ---------------------
Operating gain (loss) .................................................          17,925,626             (165,666,491)
Non-operating expenses
 Financial income / (expenses) and holding results, net
  On assets
    Result of exposure to inflation........................................      (8,617,916)            (161,329,039)
    Exchange differences and results from conversion.......................     (19,607,903)              21,166,047
    Bank expenses..........................................................        (916,877)                (883,907)
    Holding gains/short-term investments...................................         348,813                5,052,510
    Interest...............................................................       2,200,607                  574,539
  On liabilities
    Result of exposure to inflation........................................       7,241,208              339,383,841
    Interest...............................................................    (195,576,259)            (247,239,379)
    Loan restatement ......................................................      (3,371,472)              30,421,798
    Result from advanced repurchase of negotiable obligations .............               -              420,871,431
    Exchange differences...................................................     275,528,045             (860,361,623)
    Tax recovery........................................................... -                                726,663
    Tax on debits and credits to bank current accounts.....................      (5,541,535)              (5,026,792)
    Commissions............................................................     (25,632,405)             (18,315,035)
  Other non-operating income /  (expenses), net (Note 3 (k) )..........           4,013,065             (311,767,208)
                                                                            ---------------------- ---------------------
Gain / (loss) taxes, minority interest and equity in the gains / (losses)        47,992,997             (952,392,645)
  of affiliated companies..............................................
Income taxes and/or tax on minimum notional income.....................           8,069,210              246,854,666
                                                                            ---------------------- ---------------------
Gain / (loss) before minority interest and equity in the gains / (losses)        56,062,207             (705,537,979)
  of affiliated companies..............................................
Equity in the gains / (losses) of affiliated companies.................           4,917,758               23,187,910
Minority interest in results of consolidated  subsidiaries.............             571,482               (7,578,070)
                                                                            ---------------------- ---------------------
Net gain / (loss) .....................................................          61,551,447             (689,928,139)
                                                                            ====================== =====================
Weighted average number of shares......................................         368,733,474              366,821,037
                                                                            ====================== =====================
Net gain (loss) per share..............................................              0.17                   (1.88)
                                                                            ====================== =====================

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                (For the years ended December 31, 2003 and 2002)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3. -except number of shares)


                          ==================================================================================
                                                          SHAREHOLDERS' CONTRIBUTIONS
                                          ------------------------------------------------------------------
                              Number of
                             issued and
                             authorized                               Additional
                           common shares      Share     Adjustments     paid-in      Merger     Irrevocable
                           par value Ps.1    capital    to capital      capital      premium   contributions
                           ---------------------------------------------------------------------------------
At January 1, 2002
                            366,821,037   366,821,037  469,187,808  1,052,448,962 33,930,620    4,814,066
Changes to initial
balance                              -            -              -            -           -             -
                          ---------------------------------------------------------------------------------
Restated initial
balances                    366,821,037   366,821,037  469,187,808  1,052,448,962 33,930,620    4,814,066

Net loss for the year                 -           -              -            -           -             -
                          ---------------------------------------------------------------------------------

At December 31, 2002        366,821,037   366,821,037  469,187,808  1,052,448,962 33,930,620    4,814,066
                          =================================================================================
At January 1, 2003          366,821,037   366,821,037  469,187,808  1,052,448,962 33,930,620    4,814,066

Capital increase
resolved by the
Self-called
Extraordinary Meeting of
Shareholders dated
August 8, 2003                4,814,066   4,814,066              -            -           -   (4,814,066)

Net gain for the year                 -           -              -            -           -             -
                          ---------------------------------------------------------------------------------

At December 31, 2003        371,635,103   371,635,103  469,187,808  1,052,448,962 33,930,620            -
===========================================================================================================



                          =========================================================



                                                      Retained
                                                       earnings          Total
                                           Legal     (accumulated     shareholders'
                              Reserve     reserve      deficit)          equity
                          ---------------------------------------------------------
At January 1, 2002
                          64,519,465    6,356,401   (1,268,153,644)   729,924,715
Changes to initial
balance                            -            -       81,108,019      81,108,019
                          --------------------------------------------------------
Restated initial
balances                   64,519,465   6,356,401   (1,187,045,625)    811,032,734

Net loss for the year              -             -    (689,928,139)   (689,928,139)
                          --------------------------------------------------------

At December 31, 2002       64,519,465    6,356,401  (1,876,973,764)    121,104,595
                          ========================================================
At January 1, 2003         64,519,465    6,356,401  (1,876,973,764)    121,104,595

Capital increase
resolved by the
Self-called
Extraordinary Meeting of
Shareholders dated
August 8, 2003                     -             -             -           -

Net gain for the year              -             -      61,551,447      61,551,447
                          ---------------------------------------------------------

At December 31, 2003       64,519,465    6,356,401  (1,815,422,317)    182,656,042
===================================================================================



The accompanying notes and exhibit are an integral part of these consolidated financial statement

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                (For the years ended December 31, 2003 and 2002)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)


                                                                                            December 31,
                                                                              ----------------------------------------
                                                                                      2003                2002
                                                                              ----------------------------------------
                                                                                                 $
                                                                              ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net gain / (loss) for the year ............................................         61,551,447      (689,928,139)
Adjustments to reconcile net gain (loss) to net cash provided by operating activities:
   Accrued income tax......................................................        (8,069,210)      (246,854,666)
   Depreciation and disposal of fixed assets...............................        144,728,560        193,288,814
   Goodwill and intangible assets amortization.............................          5,357,333        115,839,496
   Equity in the (gains) losses of affiliated companies....................        (4,917,758)       (23,187,910)
   Loan restatement .......................................................          3,371,472       (30,421,798)
   Interest accrued on financial liabilities and acquisition of cable......        192,388,394        244,942,925
   Result from advanced repurchase of negotiable obligations..............                   -      (420,871,431)
   Result from restatement of negotiable obligations......................       (267,891,173)        819,373,960
   Exchange difference on debt from purchase of cable ....................                   -          6,145,358
   Provision for recovery of investments...................................                  -          7,576,714
   Result from conversion included in purchases of cable...................                  -            236,929
   Result from conversion in fixed and intangible assets...................                  -        (4,269,856)
   Minority interest in results of consolidated subsidiaries...............          (571,482)          7,578,070
   Provision for lawsuits and contingencies................................          3,824,685          2,029,125
   Exchange difference in advances on purchase of investments.............                   -         (2,342,079)
   Result of exposure to inflation from bank and financial debt and
   acquisition related debt in Argentine pesos ...........................              33,426        (7,841,581)
   Result of sale of long-term investments................................                  -            (25,515)
   Allowance for impairment of goodwill...................................                  -        315,044,680
   Result from holding of long-term investments...........................               2,379           (26,509)
   Income tax paid.........................................................        (7,964,405)        (6,781,170)
Decrease (increase) in assets
   Trade receivables.......................................................          9,565,327         46,614,614
   Other current assets....................................................          (811,344)         64,381,891
   Other non-current assets................................................          2,496,443         12,639,286
   Receivables from related parties........................................            836,588          4,111,473
Increase (decrease) in liabilities
   Debt with related parties...............................................        (1,007,974)        (1,959,586)
   Other current and non-current liabilities...............................        (5,858,600)          3,979,800
   Accounts payable and accrued liabilities................................       (14,687,074)      (135,273,441)
   Payroll and social security.............................................          1,756,893       (10,931,923)
   Current and non-current taxes payable...................................        (6,496,469)       (38,549,991)
   Provision for lawsuits and contingencies................................        (2,489,367)       (35,846,825)
   Temporary translation differences ......................................          4,110,874                  -
                                                                              ----------------------------------------
Cash provided by operations................................................        109,258,965        188,670,715
                                                                              ----------------------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals      (16,623,378)       (11,331,612)
(Acquisitions)/Sales of cable systems and subscribers and (increase)
  decrease in goodwill and intangible assets...............................        (8,291,533)        (1,038,564)
                                                                              ----------------------------------------
Cash used in investment activities.........................................       (24,914,911)       (12,370,176)
                                                                              ----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in acquisition related debt.......................................                  -            357,190
Repayments of acquisition related debt.....................................        (2,541,810)        (4,461,558)
Repayments of bank loans  .................................................                  -      (249,516,388)
Increase of minority interest in consolidated subsidiaries.................          (899,520)        (4,008,654)
                                                                              ----------------------------------------
Cash used in financing activities..........................................        (3,441,330)      (257,629,410)
                                                                              ----------------------------------------
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS.........................         80,902,724       (81,328,871)
Cash and cash equivalents at the beginning of year.........................        107,023,972        188,352,843
                                                                              ----------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF YEAR ..............................        187,926,696        107,023,972
                                                                              ----------------------------------------

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
             (For the year ended December 31, 2003 and comparatives)
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 1 - BUSINESS AND FORMATION OF THE COMPANY

(a) Business

Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b) Formation of the Company

On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cable Vision Corrientes Sociedad Anonima, which were dissolved without being liquidated. In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by $ 867,810, i.e. from $365,953,227 to $ 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of $ 1 par value and 5 votes each, delivered to Grupo Clarin S.A. in lieu of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A.

As the Company is a publicly held corporation, on April 11, 2001 an application was filed with the Comision Nacional de Valores (National Securities Commission or the "CNV") for administrative approval of such business reorganization process, as required by applicable regulations. After obtaining evidence of registration of the reorganization procedures, the CNV will submit the file to the Superintendency of Corporations for registration.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)


NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

                                              % of capital and votes held by
                                                      Multicanal
                                           -----------------------------------
                                                      December 31,
                                           ------------------ ----------------
                                                  2003             2002
                                           ------------------ ----------------
AVC Continente Audiovisual S.A.............        90.00            90.00
CV Berazategui S.A.........................        70.00            70.00
Delta Cable S.A............................        84.00            84.00
San Lorenzo TV Cable S.A...................       100.00           100.00
TV Cable San Francisco S.A.................       100.00           100.00
Telesur Teledifusora Rio Cuarto S.A........       100.00           100.00
Televisora Privada del Oeste S.A...........        51.00            51.00
Pem S.A....................................       100.00           100.00
Bridge Management Holdings Corp. (2).......            -           100.00
La Capital Cable S.A.......................        50.00            50.00
Chaco Cable Color S.R.L. (1)...............       100.00           100.00
Teledifusora San Miguel Arcangel S.A.......        50.10            50.10
Tevemundo S.A..............................       100.00           100.00
Cable Imagen S.R.L. (1)....................       100.00           100.00
Television Dirigida S.A.E.C.A..............        89.39            89.39
Orange Television Productions S.A. (3).....            -           100.00
Cablepar S.A. (3)..........................            -           100.00
Cablevision Comunicaciones S.A.E.C.A.......        89.81            89.81
Tres Arroyos Televisora Color S.A. ........        71.06            67.20
Wolves Television Sociedad Anonima.........       100.00           100.00
Adesol S.A.................................       100.00           100.00
Cable Video Sociedad Anonima...............       100.00           100.00
Dorrego Television S.A.....................       100.00           100.00
Cable Video Sur S.R.L......................       100.00           100.00

(1) Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

(2)  A company dissolved as from August 25, 2003.

(3) Companies merged into Cablevision Comunicaciones S.A.E.C.A. as from October 1, 2003

2.2. Issue of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved Technical Pronouncements Nos. 16 "Conceptual framework of the professional accounting standards"; N(degree) 17: "Professional accounting standards: development of matters of general application", N(degree) 18: "Professional accounting standards: development of certain matters of specific application", N(degree) 19 "Changes to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", and No. 20 "Financial derivatives and hedging operations" through Resolutions CD 238/01, CD 243/01, CD 261/01, CD 262/01 and CD 187/02, respectively. The mentioned technical pronouncements and amendments are applicable to years commenced on July 1, 2002, except for Technical Pronouncement No. 20, which is applicable to years commenced as from January 1, 2003.

Furthermore, the CNV has endorsed the mentioned Technical Pronouncements, incorporating certain amendments, establishing that they are applicable to fiscal years commencing on or after January 1, 2003.

The main amendments to Argentine GAAP resulting from the adoption of the new technical pronouncements, are as follows:

o Incorporation of specific guidelines for making comparison with recoverable values, especially the estimate of undiscounted cash flow to compare the value of fixed assets, intangible assets and goodwill against their recovery value.

o Changes in the method for translation of financial statements of foreign subsidiaries stated in foreign currency.

o Mandatory application of the deferred tax method for recognition of income tax.

o Adding disclosure to the financial statements, including earnings per share and the comparative information to be presented.

o    No amortization of goodwill having unspecified useful life.

o Establishment of guidelines for the recognition and measurement of labor costs.

The following table provides a detail of prior years' adjustments derived from application of the new accounting standards:


                       Item                            Effect on accumulated       Effect on the result at December
                                                     results at January 1, 2002         31, 2002 (comparative)
--------------------------------------------------- ----------------------------- -----------------------------------
Application of the deferred tax method                          84,372,592                      255,394,790
Changes to the valuation of liabilities generated
by labor costs                                                  (3,264,573)                          89,474
                                                    ----------------------------- -----------------------------------
Total                                                           81,108,019                      255,484,264
                                                    ============================= ===================================

Pursuant to the new technical pronouncements, there are certain transitional rules that enable, and in certain cases require, prospective application of valuation and disclosure criteria contained in those rules. The transition rules applied by the Company, which affect the comparability of the financial statements, are as follows:

o No adjustments were made to the initial balances under the new guidelines established to determine the recoverable values of assets.

o The Company's balances of intangible assets and goodwill as of December 31, 2002 having unspecified useful lives were not corrected and were not amortized.

o As from January 1, 2003, we have applied the new methods for translation of financial statements of foreign subsidiaries stated in foreign currencies.

2.3. Recognition of the effects of inflation

The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No.3/2002 issued by CPCECABA and the Resolution No. 415/02 issued by CNV, recognition of the effects of inflation has been reestablished, considering that the accounting measurements restated by changes in the purchasing power of the currency until August 31, 1995, as well as those arising between that date and December 31, 2001, are stated in currency as of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 which establishes that the financial statements for years ending as from that date should be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. Had the provisions of those standards been applied, the Company's shareholders equity and results for the year would have decreased by $ 35 and $ 32 million, respectively.

The company has followed the method of restatement established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences, including the modifications made by Technical Pronouncement No. 19 of that organization, in turn approved and modified by Pronouncement CD 262/01 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

2.4.   Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles ("GAAP") and the requirements of the CNV and are presented in Argentine pesos ("Ps."). Additionally, certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission ("SEC") or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.5.  Comparative financial statements

Balances at December 31, 2002 and for the year then ended, which are shown in these consolidated financial statements for comparative purposes, result from restating the amounts in the financial statements at those dates following the guidelines indicated in Note 2.3.

2.6.  Valuation criteria

The principal valuation criteria used in the preparation of these consolidated financial statements are as follows:

(a)   Cash and Banks

Cash on hand was recorded at face value.

(b)   Foreign currency

 Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at year-end exchange rates.

 The financial debt incurred by the Company in the issuance of negotiable obligations has been valued according to a conservative criterion, as mentioned in the preceding paragraph. Notwithstanding this, the Company reserves the right to consider that debt pesified, as stated in its submission of the legal proceeding to seek approval of the acuerdo preventivo extrajudicial (the "APE") (See Note 13).

 (c)  Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time. Mutual investment funds were valued at their quotation value at each year-end.

(d)   Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e) Financial receivables and payables

Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

(f) Other receivables and payables

Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g) Long-term investments

Long-term investments in subsidiaries and related companies were valued by the equity method of accounting.

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

Foreign companies: Cable Vision Comunicaciones S.A.E.C.A., Television Dirigida S.A.E.C.A., Orange Television Productions S.A., Cablepar S.A. and Adesol S.A. were classified as not integrated with the operations of the Company as these companies generate revenue, incur expenses and obtain financing in their countries of incorporation. On October 1, 2003, Orange Television Productions S.A. and Cablepar S.A. merged into Cable Vision Comunicaciones S.A.E.C.A.

On August 25, 2003, the controlled company Bridge Management Holdings Corp. was dissolved and, therefore, its assets and liabilities were assigned to Multicanal, as its sole shareholder. Until August 25, 2003 the operations carried out by Bridge Management Holdings Corp. were recognized on a consolidated basis with the Company's operations, as established by Technical Pronouncement No. 18.

The financial statements of the foreign companies that are not integrated, were translated into pesos at the rates of exchange prevailing at the end of the year. The exchange differences generated by that translation were charged to "Temporary translation differences" between liabilities and shareholders' equity and totaled $ 3,330,360 at December 31, 2003.

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.3.

(h) Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.3., net of accumulated depreciation.

Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives.

Aggregate assets value does not exceed their economic value to the business at the end of the year.

(i) Intangible assets

Intangible assets are basically represented by exploitation rights, concessions, purchase value of the subscriber portfolio, etc. and were valued at restated cost following the guidelines indicated in Note 2.3., net of accumulated amortization.

Amortization was computed by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the year.

(j)  Goodwill

Goodwill represents the higher value disbursed on the corresponding proportional equity value of the investments. Goodwill was restated following the guidelines indicated in Note 2.3.

Until December 31, 2002, amortization was computed over twenty years as from the month of origin. As from January 1, 2003, the Company adopted the criterion of discontinuing amortization applying the criterion established by Technical Pronouncement No. 17, as it considered it had unspecified useful life directly related to the Company's business.

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that the aggregate value of goodwill as of December 31, 2003, net of the provisions recorded, is lower than recoverable value.

(k)  Income Tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

To determine deferred tax assets and liabilities the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and the tax loss carryforwards, observing the regulations in effect at the date of issue of these consolidated financial statements.

Since it is unlikely that future taxable income will absorb part of net assets timing differences and tax loss carryforwards, the Company has recorded an impairment on net asset timing differences and has not recognized the tax loss carryforwards that it estimates will not be absorbed.

The Company has analyzed the recoverability of the net deferred tax asset determined at December 31, 2003 based on its current business plans and has therefore recorded the net asset timing differences and loss carry-forwards it expects to offset in future fiscal years.

As established by CNV regulations, deferred tax assets and liabilities were not discounted. This criterion is not in line with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted, however, at December 31, 2003, this deviation has not had a material impact on these financial statements.

(l) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

(m) Provision for lawsuits and contingencies

A provision has been set up to cover potential labor, commercial, tax and other types of contingencies that could generate liabilities for the Company. The opinion of the Company's legal counsel has been taken into account for purposes of calculation of the amount and likelihood of occurrence.

(n)   Shareholders' equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.3.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

The "share capital" account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the "adjustments to capital" account, in the shareholders' equity.

(o)    Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of the allowance for doubtful accounts.

(p)    Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(q) Programming rights

Programming rights pending invoicing at the year-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(r) Employee severance indemnities

Severance pay is expensed at the time of payment.

(s) Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

Condensed from the original prepared in Spanish for publication in Argentina


                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 3 - ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

                                                                                          December 31,
                                                                              -------------------------------------
                                                                                    2003               2002
                                                                              ------------------ ------------------
CONSOLIDATED BALANCE SHEET                                                                     $
                                                                              -------------------------------------
CURRENT ASSETS
(a) Short-term investments
       Money market instruments........................................                 36,385             57,020
       Time deposits...................................................                173,845          1,378,244
       Other...........................................................                240,722             20,338
                                                                              ------------------ -----------------
                                                                                       450,952          1,455,602
                                                                              ================== =================
(b) Trade receivables
       From subscriptions..............................................             25,229,019         29,423,035
       From advertising................................................              9,212,702          9,406,832
       Notes receivable................................................                 15,628            252,035
       From new businesses.............................................                794,041          1,941,353
       Credit cards....................................................              3,354,466          2,069,571
       From assurance..................................................              2,939,314         10,806,966
       Other...........................................................                379,051            285,151
    Allowance for doubtful accounts (Note 6 (a))
       From subscriptions..............................................            (20,285,188)       (22,251,308)
       From advertising................................................             (5,710,992)        (6,437,303)
       From new businesses.............................................               (400,159)          (403,123)
                                                                              ------------------ -----------------
                                                                                    15,527,882         25,093,209
                                                                              ================== =================
(c) Other
       Advances to suppliers...........................................                791,057           1,115,208
       Receivables from minority shareholders..........................                520,326           2,779,965
       Tax advances....................................................              3,406,427           7,324,228
       Deposits in guarantee...........................................                555,334             559,157
       Other receivables...............................................              9,004,290           9,442,924
       Debtors in litigation...........................................                    327              11,435
       Prepaid expenses................................................              5,446,394          10,007,711
       Advances to employees...........................................                309,154             532,765
       Judicial deposits ..............................................             14,361,063           3,006,888
       Other...........................................................             12,532,620           3,546,654
                                                                             -------------------------------------
                                                                                    46,926,992          38,326,935
                                                                             =====================================


Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)


                                                                                         December 31,
                                                                                   2003               2002
                                                                             -------------------------------------
                                                                                               $
                                                                             -------------------------------------
NON-CURRENT ASSETS
(d) Other
       Prepaid expenses.....................................................      22,561,980         26,316,971
       Net deferred tax assets..............................................     352,245,799        337,819,328
       Tax advances.........................................................       4,396,391            225,219

       Deposits in guarantee................................................         145,125                353

       Other................................................................              -           3,212,636
                                                                             -------------------------------------
                                                                                 379,349,295        367,574,507
                                                                             =====================================

(e) Long-term investments
       Investments in companies carried under the equity method
         (Note 10)..........................................................       7,286,400          6,951,016
       Advances for the purchase of companies...............................       6,785,500          7,727,833
       Provision for recovery of investments (Note 6 (d)) ..................      (6,635,500)        (7,576,714)
       Investments in companies carried at cost ............................       4,559,607            204,587
                                                                             -------------------------------------
                                                                                  11,996,007          7,306,722
                                                                             =====================================
(f)  Goodwill
       Original Value......................................................    2,597,016,094      2,646,206,514
       Accumulated amortization ...........................................     (850,174,853)      (847,639,129)
                                                                             -------------------------------------
                                                                               1,746,841,241      1,798,567,385
       Allowance for impairment of Goodwill (Note 6 (e)) ..................     (574,158,802)      (625,198,981)
                                                                             -------------------------------------
                                                                               1,172,682,439      1,173,368,404
                                                                             =====================================
CURRENT LIABILITIES
(g) Short-term bank and financial debt
       Overdraft facilities.................................................          57,144             57,144
    Corporate Bonds
       Capital..............................................................   1,490,545,620      1,724,139,310
       Interests payable....................................................     400,378,043        245,467,378
    Loans
       Capital..............................................................      44,601,647         44,930,773
       Interests payable and restatements...................................      28,237,616         21,320,282
                                                                             -------------------------------------
                                                                               1,963,820,070      2,035,914,887
                                                                             =====================================
(h)  Other
       Other provisions.....................................................         736,009          7,841,415
       Debt with minority shareholders......................................         244,646            472,393
       Dividends payable....................................................       2,347,300          2,285,825
       Sundry creditors.....................................................         545,052            315,292
       Other................................................................       3,469,302          2,276,300
                                                                             -------------------------------------
                                                                                   7,342,309         13,191,225
                                                                             =====================================



Condensed from the original prepared in Spanish for publication in Argentina


                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

                                                                                         December 31,
                                                                                    2003              2002
                                                                             -------------------------------------
                                                                                               $
                                                                             -------------------------------------
NON-CURRENT LIABILITIES
 (i) Other
       Investments in companies carried under the equity method - Fintelco
         S.A. (Note 10)......................................................      14,875,850         19,465,318
       Other.................................................................         257,491            257,117
                                                                             -------------------------------------
                                                                                   15,133,341         19,722,435
                                                                             =====================================

CONSOLIDATED STATEMENT OF OPERATIONS
(j) Net revenues
    Gross sales
       From subscriptions....................................................     491,640,338        599,118,535
       From advertising......................................................       9,311,394         10,588,703
       Other.................................................................       9,028,020          8,416,303
    Allowance for doubtful accounts
       From subscriptions....................................................      (2,499,494)       (35,235,572)
       From advertising......................................................          18,215         (1,170,068)
       Recovery from new business............................................               -            402,963
                                                                             -------------------------------------
                                                                                  507,498,473        582,120,864
                                                                             =====================================
(k) Other non-operating income / (expenses), net
       Employee's dismissals.................................................       1,571,916                  -

       Income from tax deferral..............................................         906,337                  -
       Provision for lawsuits and contingencies..............................      (3,824,685)        (2,029,125)
       Uncollectibility of other receivables.................................        (567,641)          (402,963)
       Provision for recovery of investments.................................               -         (7,576,714)
       Provision for loss of value of intangible assets......................               -       (315,044,680)
       Other.................................................................       5,927,138         13,286,274
                                                                             -------------------------------------
                                                                                    4,013,065       (311,767,208)
                                                                             =====================================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 4 - PROPERTY AND EQUIPMENT

                                                                     December 31, 2003
                                        ---------------------------------------------------------------------------
                                           Original value        Accumulated        Net book value       Assets
                                                                 depreciation                         lives years
                                        --------------------- ------------------- ------------------- -------------
                                                                          $
                                        --------------------- ------------------- -------------------
Installations, external wiring and
  transmission equipment.........              1,414,541,121     (1,073,969,643)         340,571,478      10
Properties.......................                119,919,321        (43,448,764)          76,470,557      50
Computer equipment...............                 63,889,233        (59,143,983)           4,745,250      5
Furniture, fixtures and tools....                 53,295,943        (49,523,044)           3,772,899      10
Vehicles.........................                 29,896,109        (27,757,101)           2,139,008      5
Materials, net of provision for
  obsolescence of materials......                 57,212,629                   -          57,212,629      -
Work in progress.................                  9,088,949                   -           9,088,949      -
Advances to suppliers............                  1,848,205                   -           1,848,205      -
                                        --------------------- ------------------- -------------------
         Total...................              1,749,691,510     (1,253,842,535)         495,848,975
                                        ===================== =================== ===================


Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)


                                                                    December 31, 2002
                                        ---------------------------------------------------------------------------
                                          Original value         Accumulated        Net book value       Assets
                                                                depreciation                          lives years
                                        -------------------- -------------------- ------------------- -------------
                                                                         $
                                        -------------------- -------------------- -------------------
Installations, external wiring and
  transmission equipment.........             1,413,781,113        (961,281,366)         452,499,747      10
Properties.......................               120,442,846         (38,468,802)          81,974,044      50
Computer equipment...............                64,132,624         (54,241,067)           9,891,557      5
Furniture, fixtures and tools....                53,349,165         (48,136,140)           5,213,025      10
Vehicles.........................                30,293,201         (26,497,770)           3,795,431      5
Materials, net of provision for
  obsolescence of materials......                61,875,704                    -          61,875,704      -
Work in progress.................                 6,644,528                    -           6,644,528      -
Advances to suppliers............                 2,803,861                    -           2,803,861      -
                                        -------------------- -------------------- -------------------
         Total...................             1,753,323,042      (1,128,625,145)         624,697,897
                                        ==================== ==================== ===================

The consolidated net additions of fixed assets for the fiscal years ended December 31, 2003 and 2002 amounted to $16,623,378 and $11,331,612, respectively.

The consolidated depreciation of property and equipment for the years ended December 31, 2003 and 2002 amounted to Ps. 144,728,560 and Ps 193,288,814, respectively.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 5 - INTANGIBLE ASSETS

                                                                          December 31, 2003
                                                    ---------------------------------------------------------------
                                                                                Accumulated
                                                        Original value         amortization       Net book value
                                                    ---------------------------------------------------------------
                                                                                  $
                                                    ---------------------------------------------------------------
Purchased subscribers..........................           27,678,117              (11,212,372)        16,465,745
Others.........................................           48,986,577              (30,368,772)        18,617,805
                                                    ----------------------- -------------------- ------------------
         Total.................................           76,664,694              (41,581,144)        35,083,550
                                                    ======================= ==================== ==================

                                                                          December 31, 2002
                                                     ---------------------------------------------------------------
                                                                                 Accumulated
                                                       Original value           amortization       Net book value
                                                     ---------------------------------------------------------------
                                                                                    $
                                                     ---------------------------------------------------------------
Purchased subscribers...........................           27,678,117               (9,782,307)        17,895,810
Others..........................................           45,893,771              (26,726,926)        19,166,845
                                                     ----------------------- -------------------- ------------------
         Total..................................           73,571,887              (36,509,233)        37,062,655
                                                     ======================= ==================== ==================

The consolidated amortization of goodwill and intangible assets for the years ended December 31, 2003 and 2002 amounted to Ps 5,357,333 and Ps 4,980,090, respectively.



NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)      Allowance for doubtful accounts

                                                                         December 31,
                                    ----------------------------------------------------------------------------------------
                                        2003          2002           2003           2002          2003            2002
                                    --------------------------- ----------------------------- ------------------------------

                                         From subscriptions            From advertising             From new businesses
                                    ----------------------------------------------------------------------------------------
                                                                             $
                                    ----------------------------------------------------------------------------------------
Balance at the beginning of the
  year............................   22,251,308    47,429,544     6,437,303       9,496,992       403,123       1,711,321

Increase / (Decrease) (recorded
  as loss)........................    2,499,494    35,235,572       (18,215)      1,170,068             -        (402,963)

(Write-off) (*)...................   (4,465,614)  (60,413,808)     (708,096)     (4,229,757)       (2,964)       (905,235)
                                    ------------- ------------- --------------- ------------- --------------- --------------
Balance at the end of the year....   20,285,188    22,251,308     5,710,992       6,437,303       400,159         403,123
                                    ============= ============= =============== ============= =============== ==============

(*) Includes result of exposure to inflation.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)


(b) Provision for obsolescence of materials

                                                                                               December 31,
                                                                                     ---------------- -----------------
                                                                                          2003              2002
                                                                                     ----------------------------------
                                                                                                      $
                                                                                     ----------------------------------
Balance at the beginning of the year............................................        11,084,790       11,150,723
Increase (Decrease).............................................................            61,568          (65,933)
                                                                                     ---------------- -----------------
Balance at the end of the year..................................................        11,146,358       11,084,790
                                                                                     ================ =================

(c) Provision for lawsuits and contingencies
                                                                                               December 31,
                                                                                     ---------------- -----------------
                                                                                          2003              2002
                                                                                     ----------------------------------
                                                                                                      $
                                                                                     ----------------------------------
Balance at the beginning of the year............................................        18,495,701       52,313,401
Increase (recorded as loss).....................................................         3,824,685        2,029,125
Decrease of provision (*).......................................................        (2,489,367)     (35,846,825)
                                                                                     ---------------- -----------------
Balance at the end of the year..................................................        19,831,019       18,495,701
                                                                                     ================ =================
(*) Includes result of exposure to inflation.


(d) Provision for recovery of investments
                                                                                               December 31,
                                                                                     ---------------- -----------------
                                                                                          2003              2002
                                                                                     ----------------------------------
                                                                                                      $
                                                                                     ----------------------------------
Balance at the beginning of the year............................................         7,576,714                -
(Decrease) / increase (recorded as loss) (*)....................................          (941,214)       7,576,714
                                                                                     ---------------- -----------------
Balance at the end of the year..................................................         6,635,500        7,576,714
                                                                                     ================ =================
(*) Includes result of exposure to inflation and exchanges differences.


(e) Allowance for impairment of goodwill
                                                                                               December 31,
                                                                                     ---------------- -----------------
                                                                                          2003              2002
                                                                                     ----------------------------------
                                                                                                      $
                                                                                     ----------------------------------
Balance at the beginning of the year............................................       625,198,981      328,492,942
Increase recorded as loss.......................................................                 -      315,044,680
Goodwill amortization...........................................................                 -      (18,338,641)
Temporary translation differences...............................................       (51,040,179)               -
                                                                                     ---------------- -----------------
Balance at the end of the year..................................................       574,158,802      625,198,981
                                                                                     ================ =================

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)


NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient ("CER"), the Company's financial debt is as follows:


(a) US$ 125 million 9 1/4 % Notes due 2002 and US$ 125 million 10 1/2 % Notes due 2007

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9 1/4 % Notes due 2002 and the US$ 125 million 10 1/2 % Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Rio de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC, and the Company concluded exchange offers involving those obligations on August 3, 1997 and September 4, 1998.

(b) Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the Buenos Aires Stock Exchange ("BCBA").

    (i)  Issue of US$ 150 million Series C 10 1/2 % Notes due 2018

    On March 10, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10 1/2 % Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10 1/2 % payable semi-annually.

    The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

    The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

    On September 4, 1998, the Series C Notes were registered with the SEC, and the Company's exchange offer related to the Series C Notes was concluded on October 6, 1998.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the over-the-counter market ("MAE"), respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31, April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

    (i) Issue of US$ 175 million Series E Notes due 2009

       In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program.

       The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

       The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

       The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

       The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

       On September 13, 1999, the Series E Notes due 2009 were registered with the SEC, and the Company's exchange offer related to the Series E Notes was concluded on October 21, 1999.

   (ii) Issue of US$ 144 million Series J Floating Rate Notes due 2003

       On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

       The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5 1/2 %. Interest is payable on a quarterly basis.

       On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

       Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000, obtaining a discount with respect to the face value of the Company's debt amounting to US$ 130,995,548. The result of that purchase corresponding to the previous year amounted to $ 420,871,431, which is recorded under Financial income (expenses) and holding results, net in the consolidated statement of operations.

Deferred Payments

On February 1, 2002, the Company deferred the payment of principal and interest on its 9 1/4 % Notes due 2002 and interest on its 10 1/2 % Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note
12. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

On April 15, 2002, the Company deferred payments of interest on its Series C 10 1/2 % Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

On June 4, 2002, the Company announced the designation of JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments. As agreed, the fees and total costs in relation to the restructuring process will depend on the result finally achieved.


Proposal for the restructuring of the financial debt

On January 31, 2003 the Company launched an offer to purchase (the "Cash Tender Offer") its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt").

On February 7, 2003, as a second stage of the restructuring process Multicanal announced that it is soliciting (the "APE Solicitation") from holders of Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an APE which was successively extended until December 12, 2003, date on which the offer was closed, Multicanal having accepted it.

On July 25, 2003 the Company publicly announced the modification of its Cash Tender Offer (the "Cash Tender Offer", as amended, the "Cash Option Solicitation") and the APE Solicitation as a result of the requests made by its creditors, including an increase in the consideration offered to the holders of the Existing Debt that participate in the APE Solicitation, modification of the minimum participation requirements of the APE Solicitation, modification of certain conditions precedent of the APE Solicitation and the Cash Option Solicitation and inclusion of the cash payment pursuant to the Cash Option Solicitation as an option in the APE Solicitation.

On December 10, 2003 a meeting of holders of all series of Existing Negotiable Obligations was held, the call of which was resolved by the Federal Court of Original Jurisdiction dealing with Commercial Matters No. 4, Clerk's Office 8, of the City of Buenos Aires, Argentina (the "Argentine Court"), as called for by
Section 45 bis of Law 24522 (LCQ). Holders of Existing Negotiable Obligations who voted for the Company's APE at that meeting, together with the holders of Bank Debt who had agreed to assume obligations under the APE, represented approximately 67.61% of the amount of the Existing Debt at June 30, 2003, for purposes of determining the degree of acceptance of the Company's APE. On December 17, 2003, after the filing made by the Company, the Argentine Court considered the requirements for the order for relief of APE to have been met and ordered the publication of the notices prescribed by Section 74 of the LCQ for filing opposition. The Company published those notices on December 31, 2003 and the time frame given to creditors for filing opposition to the APE expired on February 13, 2004.

Upon approval by an Argentine commercial court of the APE, each of the holders that participates in the Cash Option Solicitation will receive a cash payment of US$ 300 for each US$ 1,000 of principal of Existing Debt tendered. Furthermore, each holder that accepts the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either:

(i) U.S.$1,050 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or

(ii) U.S.$440 principal amount of either (A) the Company's 7% 7-Year Notes (the "7- Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 641 of the Company's class C shares of common stock (the "Class C Shares").

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE.

The Company is seeking to (i) exchange approximately U.S.$76.5 million principal amount of its Existing Debt for U.S.$80.3 million of 10-Year Notes, (ii) exchange approximately U.S.$143.0 million principal amount of its Existing Debt for U.S.$143.0 million of its 7-Year Notes and (iii) capitalize approximately U.S.$181.9 million principal amount of its Existing Debt. The rest of the conditions of the restructuring were included on the APE Solicitation.


NOTE 8 - SHAREHOLDERS' CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 (b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarin S.A. in exchange for the shares held by it in Plataforma Digital S.A. This capital increase is pending registration.

The dissolution of Multicanal Holding LLC was registered with the Secretary of State of the State of Delaware on June 2, 2003 in line with the Operating Agreement signed at the time of the Company's creation, and its shareholders contributed to Grupo Clarin S.A. the shares Multicanal Holding LLC held in the Company.

Furthermore, on August 8, 2003, the Shareholders' Meeting of the Company resolved to increase the corporate capital by $ 4,814,066, through the capitalization of all irrevocable contributions recognized. Thus, the capital was increased to $ 371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of $1 each and entitled to five votes per share, delivered to Grupo Clarin S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of $1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarin S.A. and 1,530,488, to Arte Grafico Editorial Argentino S.A. This capital increase is pending registration.

As a result, the shares of the Company are currently held as follows:

===========================================================================================================
                                                           Number of shares
                                         ------------------------------------------------------------------
              Shareholder                    Class A            Class B            Total          % Holding
-----------------------------------------------------------------------------------------------------------
Grupo Clarin S.A.                         202,963,617         50,521,104  (1)   253,484,721 (2)      68.21
Arte Grafico Editorial Argentino S.A.               -        118,150,382        118,150,382          31.79
                                         ------------------------------------------------------------------
Total                                     202,963,617        168,671,486        371,635,103         100.00
===========================================================================================================

(1) On March 30, 2001, the Company's Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarin S.A., as collateral for Video Cable Comunicacion S.A.'s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazan S.A. In addition, in line with the Administracion Federal de Ingresos Publicos (Tax Authority or the "AFIP") General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP.

     On January 24, 2002 the Board of Directors of the Company authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicacion S.A. in Sierras de Mazan S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazan S.A.; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anonima in Valle del Tulum S.A. Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A. On January 13, 2004, the AFIP decreed the release of guarantees for tax deferrals made by Enequis S.A. and Video Cable Comunicacion S.A. on investments in Sierras de Mazan S.A. With regard to Cable Video Sociedad Anonima, the AFIP has not yet ordered the release of guarantees at Valle del Tulum S.A.


(2) Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefonica de Contenidos S.A. Unipersonal.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

The final agreement was not signed due to the seller's failure to comply with its obligations. The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction. As a result of the seller's non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

On November 30, 2003, the Civil and Commercial Court of Appeals, Panel 4, ordered that the injunction be discharged. This decision was final and binding, but the records of the case remained at the Panel for purposes of the assessment of attorneys' fees.

Therefore, the case will be remanded to the trial court, where it will be prosecuted according to its status. The Company is unable to assure that it will collect the amount due once the injunction has been lifted.

(ii) Sale of assets and rights in DirecTV Latin America, LLC.

On August 24, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for US$ 150,000,000.

The Company received the full purchase price upon the execution of the transfer agreement.

Multicanal reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. This option expired on November 10, 2003 when Multicanal did not exercise it.

(iii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). Multicanal was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if Multicanal were to fail to pay the consecutive monthly installments.

Additionally, on the same date, a beneficial interest on the mentioned shares, was set up in favor of Multicanal, for the earlier of 10 years or the Trust life.

As of December 2003, the trustee transferred 2,315 shares to Multicanal under the Trust Agreement. The participations after the transfer are as follows:
Multicanal owns 17,055 shares representing 71.06% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 6,945 shares representing 28.94% of the capital stock.


(iv) Acquisition of Telemas S.A. Renegotiation of payment of the price balance

On May 2, 1997, through its wholly-owned subsidiary Adesol S.A., the Company acquired 75% of Telemas S.A., a company that provides programming and management services to UHF systems and another seven cable operators in Uruguay. On July 15, 1999 the Company established that Adesol S.A. would acquire the remaining 25% of Telemas S.A. and agreed to pay US$ 12.4 million in six half-yearly installments, the first four of which were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001 (payment corresponding to December 31, 2001 had been made in advance). The amount of the final installment due on June 15, 2002 was renegotiated, being payable in 24 installments from July 2002. In accordance with an addendum dated November 2002, the Company and Adesol S.A. partially renegotiated their financing obligations with maturities from October 2002 through March 2003, reducing the amount of the installments and adding a final installment corresponding to the difference. The restriction on the sale of Adesol S.A. and Telemas S.A. will continue to be in effect until those installments have been settled. On June 23, 2003 the Company and Adesol renegotiated the financial obligations falling due in April 2003 to instead fall due in December 2003, decreased the amount of the installments and added a final installment for the difference which will fall due in August 2004.


(v) Acquisition of Dorrego Television S.A

Through the agreement entered into on October 15, 2002 in relation to the purchase of the capital stock of Dorrego Television S.A. and Cable Video Sur S.R.L., the Company assumed the outstanding obligations of the purchaser - amounting to $ 250,000 - with the previous shareholders of Dorrego Television SA. and agreed to settle that debt in 30 monthly installments using a formula based on a basic subscription fee charged in Coronel Dorrego. On December 15, 2002 the Company entered into an agreement whereby it assumed the obligations of the seller with the previous owners of Cable Video Sur SRL. The obligations of the seller were secured with a pledge on 99% of the quotas of Cable Video Sur S.R.L. The Company agreed to pledge the shares of Dorrego Television SA. in exchange for the release of the pledge on the installments of Cable Video Sur S.R.L. It was also agreed that the total payment of $ 829,641 would be made in 39 monthly installments and six semi-annual installments.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

(c) Operating licenses

The Company's operating licenses, obtained from the Comite Federal de Radiodifusion (Federal Broadcasting Committee or "COMFER"), have been generally granted for a period of 15 years, with the option to extend the licenses for an additional ten-year period, counted as from the expiration of the original term. The Company has requested the extension of the term for several licenses. The extension of the licenses is subject to approval by the COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested the COMFER to approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course. Notwithstanding the foregoing, the Company can give no assurance that such approvals will be granted by the COMFER or any successor agency.

The merger-spin-off of Fintelco S.A., Video Cable Comunicacion S.A. ("VCC") and CV Inversiones S.A., are pending approval by the IGJ.

The capital increases derived from the merger with effects as from January 1, 2001 and as a result of the capitalization of irrevocable contributions are still pending registration with the IGJ. Furthermore, the reorganization processes carried out by the Company before the merger are also pending registration.

(e) Claims by COMFER

(i) Administrative proceedings

The Company has taken part in a payment facilities regime established by Government Decree 1201/98, as amended by Decrees 644/99 and 937/99, in order to pay the penalties for violations of the broadcasting law that allegedly occurred prior to December 9, 1999. This mechanism provides for: (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payments of the amount to be determined, or crediting of the amount to TELAM S.A. for use in public service campaigns run by the Federal Government. The COMFER notified the Company, by means of Note 2872/02, that the "Amount payable" amounts to $ 5,295,359. The Company intends to pay this amount by providing advertising. However, because the "amount to be settled" that the Company was notified it must pay was calculated by applying the previous regime on calculating penalties approved by Resolutions Nos. 626/COMFER/98, 772/COMFER/98 and 609/COMFER/99, the Company filed a request with the relevant authorities requesting recalculation of the "amount to be settled" by applying the new regime approved by Resolution No. 830/COMFER/2002 in effect since November 21, 2002, if it is more favorable to the Company. This decision was based on the general legal principle which establishes that the most favorable regulation is to be applied at the time of setting a penalty. Through Resolution No. 0582/CFR/03 dated May 16, 2003, the COMFER admitted the Company's objections and proceeded to recalculate the amount payable at $ 57,439.50, to be settled in its entirety through the granting of advertising seconds in favor of TELAM, currently Sistema Nacional de Medios Publicos Sociedad del Estado.

On December 13, 2002 the Company took part in a new payment facilities regime established by Decree 2362/02 of the National Government for the payment of fines imposed on the Company or derived from non-compliance with broadcasting regulations between January 1, 2001 and October 31, 2002, inclusive. Under this regime, the following alternatives are available: (i) to make payment in cash, or (ii) to apply the resulting amounts in favor of the National Secretariat of Communication Media and the Comfer for campaigns for the public interest organized by the National Government. It is the Company's intention to pay the fines by providing advertising time in future broadcasts. Through Resolution No. 0584/CFR/03 dated May 16, 2003, the COMFER resolved to approve adherence to the Installment Payment Plan requested by the Company, determining the amount payable at $ 422,390, to be settled in its entirety through the granting of advertising seconds in favor of the Communications Media Secretariat of the Presidency of the Nation and the Federal Broadcasting Committee, which will be applied to the promotion of general interest campaigns conducted by the National State.

(ii) Demand for payment from Vidycom S.A.

The COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in these consolidated combined financial statements at December 31, 2003.

(iii) Demand for payment due to rejection of requests for exemption

The COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by Multicanal and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require Comfer to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899. The municipality of the City of Mar del Plata is also analyzing the granting of an extension for the license holders to adapt their networks.

According to applicable regulations, 5% of the year's profit must be applied to the legal reserves until it equals 20% of Company equity.

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders' equity as of November 30, 2003. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. National Executive Branch Decree No. 1269/02, as amended by Decree No. 1293/03, suspended the application of the abovementioned regulation until December 10, 2004. The Company and Cablevision S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the "Supercanal Group"), including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company has filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". The appeal is in the process of being heard, and a ruling thereon is pending.

Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

 The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

                           Direct percentage
                            participation in
             Company          voting stock               December 31,
 -------------------------------------------------------------------------------
                                     %                2003            2002
                           -----------------------------------------------------
                                                                 $
                                               ---------------------------------
 VER T.V. S.A. (1)......          49.00            7,286,400         6,951,016
 Fintelco S.A...........          50.00          (14,875,850)      (19,465,318)
                                               ---------------------------------
                                                 (7,589,450)       (12,514,302)
                                               =================================

(1) At December 31, 2003 the retained earnings that represent undistributed earnings amount to Ps 7,614,757.


NOTE 11 - ANTITRUST CONSIDERATIONS

In September 1998, the Santa Fe branch of Asociacion del Consumidor ("Consumer Association") filed with the Comision Nacional de Defensa de la Competencia (the "National Commission for the Defense of Competition" or "CNDC") a complaint against Multicanal and Cablevision S.A. alleging the existence of anticompetitive practices in the city of Santa Fe. The Company filed an answer to the complaint in which it requests the CNDC to dismiss the complaint on the grounds of lack of a factual basis and for failure to state a cause of action under the relevant provisions of the Antitrust Law. The Company cannot assure that the final decision shall be favorable to Multicanal, or that no further actions shall be brought against the Company and/or Cablevision S.A.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevision S.A. and those providing Television Satelital Codificada S.A. and Tele Red Imagen S.A. channels consisting of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociacion de Futbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution. The Commission penalized the companies with a fine, which in the case of Multicanal amounts to $ 352,859. The resolution under which the fine was applied has been appealed by the Company on October 8, 2002. The Company can give no assurance that the final outcome will be favorable to it.

On March 12, 1999, the owner of a cable television operating company in the city of Roldan, Province of Santa Fe, filed a complaint against Multicanal for alleged anticompetitive practices in such city. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

In December 2001, and November 2003, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed two complaints before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevision S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 and on November 26, 2003, respectively, the Company provided explanations in this regard and the CNDC has not issued any decision so far. The Company cannot provide assurance that the dispute will be settled or whether it will be fined if no agreement is reached.

On September 17, 2003 the Company was notified of a claim made by Gigacable S.A. alleging that Multicanal S.A. and Cablevision S.A (i) have made presentations before various bodies (COMFER and the Municipality of Rosario), which hindered Gigacable S.A. from obtaining the administrative permits to operate in Rosario;
(ii) engaged in monopolistic conduct. Multicanal answered that claim on October 6, 2003.

The Interior Trade and Consumer Defense Bureau of the Province of Entre Rios filed a complaint against the CNDC for the presumed division of areas between Multicanal and its competitors. On May 4, 1999, the Company filed a document providing explanations and requesting that the claim be rejected. No assurance can be provided that the final ruling will be in the Company's favor.


NOTE 12 -ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

At the end of 2001, the Argentine authorities implemented various monetary and exchange control measures which mainly included restrictions on the free availability of bank deposits and on transfers of funds abroad, except for foreign trade and other authorized transactions which in some cases require the prior approval of the Argentine Central Bank ("BCRA").

Subsequently, the Argentine Government declared default on its external debt and on January 6, 2002 the Government enacted Law 25,561 on public emergency and exchange system reform that involved profound changes to the then prevailing economic model and amended the Convertibility Law that had been in force since March 1991. Under this Law 25,561, the Executive Branch is empowered to enact other monetary, financial and exchange regulations which are conducive to overcoming the current economic crisis in the medium term.

Executive Branch Decree No. 71/2002 and BCRA Communication "A" 3425 and its amendments established an official exchange market for exports, certain imports and financial obligations, and a free exchange market on which the remaining transactions were to be carried out.

Subsequently, various regulations were issued which introduced additional changes to the new norms. These included the unification of the exchange market into a single, free market, the conversion to pesos of US dollar deposits with Argentine financial institutions at an exchange rate of $ 1.40 per US dollar as well as of obligations in Argentina denominated in US dollars or any other foreign currency existing as of January 6, 2002, at the $ 1 = US$1 exchange rate and subsequent index-adjustment by applying the CER, based on the Retail Price Index (except for certain operations), the conversion to pesos of public utility rates previously determined in US dollars and their case-by-case renegotiation, the requirement for prior authorization of the BCRA to make certain transfers abroad for the servicing and principal and interest, the suspension of employee termination without a legal justification until March 31, 2004 and the suspension until December 10, 2004 of company dissolution due to reduction in capital stock and mandatory reduction of capital established by the Corporations Law.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at December 31, 2003 was calculated according to the evaluations and estimates made by Management at the date of preparing these consolidated financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these consolidated financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these consolidated financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

In the year ended December 31, 2003, the Company recognized a shortfall in consolidated working capital amounting to Ps. 1,781,141,621. Continuing adverse market conditions and their negative effect on the Company's cash flows, coupled with limited liquidity, are likely to limit the Company's ability to meet its obligations.

In addition, the losses recorded by the Company exceed 50% of its capital and 100% of its reserves as of December 31, 2003. Although section 206 of the Commercial Companies Law establishes a mandatory capital reduction in such situations, by means of Decree 1293/03, the National Executive suspended enforcement of this regulation until December 10, 2004.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.


NOTE 13 - NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY


As of these consolidated financial statements the Company has been served with process on 34 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$ 1 = $ 1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge considered it sufficient at this time in order to disregard the credit invoked as "revealing factor" of suspension of payment of debts, the deposit made by the Company, dismissing 33 petitions for declaration of bankruptcy, the Court of Appeals having ratified the lower court decisions in those cases where plaintiffs have appealed such decisions.

The latest petition for bankruptcy filed in the Republic of Argentina after the meeting of holders of negotiable obligations held on December 10, 2003 has been suspended under a resolution issued by the Argentine Court on February 4, 2004.

The Company argued in its response to the bankruptcy petitions that its foreign currency obligations had been converted to pesos as established by Section 1 of Decree No. 214/02, because the provisions of Section 1, subsection e) of Decree No. 410/02 (establishing that "the obligations of the public and private sectors denominated in foreign currency, compliance with which is subject to foreign laws, are not subject to the conversion to pesos") do not apply in this case.

In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that the Company has denominated its debt in US dollars does not mean that the Company has waived its right to assert that those obligations should be considered to have been converted to pesos. The Company's reason for denominating such debt in U.S. dollars is only to conclude the negotiation stage of the reorganization plan in a quick and effective manner in order to obtain creditors' acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by the Company of its right to sustain that its debt is subject to pesification norms.

In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

On January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of debt securities issued by Multicanal sought to initiate a proceeding under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court").

On January 30, 2004, at the request of the Board of Directors of Multicanal under a proceeding brought on January 16, 2004 pursuant to article 304 of the U.S. Bankruptcy Code, in order to counteract legal actions initiated by Huff before the courts of the State of New York in December 2003, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE under the jurisdiction of the National Court of First Instance in Commercial Matters N(0) 4, Clerk's Office N(0) 8 (the "APE Proceedings") to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE and its APE Proceedings to the fullest extent permitted under Argentine law, and
(c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal's APE or its APE Proceedings to the fullest extent permitted under Argentine law.

The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE Proceedings. This order makes clear that any person's or party's participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the United States Bankruptcy Code.

On December 30, 2003, the Company proceeded to publish the notices laid down by
Section 74 of the Law on Insolvency and Bankruptcy Proceedings, the time limit for creditors to file opposition having therefore expired on February 13, 2004. At the date of these financial statements, the Company has answered the opposition filed by creditors and the records of the case have been submitted to the consideration of the court.

If the restructuring process undertaken by the Company is unsuccessful it will likely have to file voluntary insolvency proceedings.
..

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                                                                         Exhibit

       INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550
                 for the years ended December 31, 2003 and 2002
        (Expressed in constant Argentine pesos through February 28, 2003 and in nominal pesos thereafter - Note 2.3)

===============================================================================================================
            Caption                 Direct        General and     Selling and       Total at December 31,
                                   operating    administrative     marketing
                                   expenses        expenses        expenses
                                -------------------------------------------------------------------------------
                                                                                     2003            2002
--------------------------------------------------------------------------------------------------------------
Payroll and social security       36,126,874        10,097,053    14,116,201        60,340,128   86,068,836
Employees' dismissals              1,183,580           197,211     1,459,556         2,840,347    3,608,970
Taxes rates and contributions      8,225,922         3,978,820     9,120,056        21,324,798   25,364,324
Insurance                             63,807           120,960             -           184,767      229,259
Programming rights               160,473,148                 -             -       160,473,148  189,928,767
Printing and distribution of
  magazines                        6,623,336                 -             -         6,623,336   15,403,085
Fees and compensation for
  services                           649,583        10,328,741       102,631        11,080,955   13,720,809
Commissions                        2,990,074        15,068,781         9,914        18,068,769   21,353,805
Overhead                           2,828,074           894,231        30,896         3,753,201    4,141,025
Personnel expenses                 3,102,212         1,684,950     1,650,052         6,437,214    5,979,578
Building expenses                    834,305         4,796,753             -         5,631,058    6,983,884
Vehicles expenses                     79,360         2,910,061             -         2,989,421    3,150,730
Rentals                           14,164,122         2,005,121             -        16,169,243   18,412,748
Security and surveillance             11,019         1,657,362             -         1,668,381    2,319,278
Representation and travel
  expenses                             2,942         1,211,629             -         1,214,571    1,256,227
Office expenses                      147,501         1,878,102        20,709         2,046,312    3,036,898
Publicity and advertising                  -                 -     8,867,823         8,867,823   10,988,903
Sundry                             7,498,245         2,275,237             -         9,773,482   26,711,919
                                ------------------------------------------------------------------------------
Total at December 31, 2003       245,004,104        59,105,012    35,377,838       339,486,954
                                ==============================================================================
Total at December 31, 2002       312,181,488        84,664,191    41,813,366                    438,659,045
==============================================================================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, March 10, 2004         By: /s/ Adrian Meszaros
                                                   -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer